UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-35105

PRIME ACQUISITION CORP.
(Translation of registrant’s name into English)

No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011
People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒       Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐       No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On May 25, 2011, the ordinary shares and warrants underlying the units sold in the initial public offering of Prime Acquisition Corp. (the “Company”) began to trade separately on a voluntary basis.  The symbols for the Company’s ordinary shares, warrants and units are PACQ, PACQW, and PACQU, respectively.  The Company’s press release, dated May 25, 2011, announcing the commencement of separate trading is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Financial Statements and Exhibits

(c)	Exhibits:

Exhibit No.	Description

99.1	Press release dated May 25, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 25, 2011	PRIME ACQUISITION CORP.

	By:	/s/ Diana Chia-Huei Liu
Name: Diana Chia-Huei Liu Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated May 25, 2011